EXHIBIT 11.1

ESPEY MFG. & ELECTRONICS CORP.

Computation of per Share Net Income

Five years ended June 30,

	2017	2016	2015	2014	2013
Computation of net income
per share:

BASIC
Weighted average
number of primary
shares outstanding	2,312,870	2,285,686	2,271,426	2,245,222	2,206,937

Net income	$1,135,736	$3,175,801	$3,183,127	$1,167,885	$5,562,425

Per share-basic	$0.49	$1.39	$1.40	$0.52	$2.52

DILUTED
Weighted average
number of primary
shares outstanding	2,324,838	2,302,034	2,290,542	2,285,535	2,242,648

Net effect of
dilutive stock
options based on
treasury stock
method	11,968	16,348	19,116	40,313	35,711

Net income	$1,135,736	$3,175,801	$3,183,127	$1,167,885	$5,562,425

Per share-diluted	$0.49	$1.38	$1.39	$0.51	$2.48

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